Chubb Group of Insurance Companies
DECLARATIONS FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION
15 Mountain View Road, Warren, New Jersey 07059	BOND

NAME OF ASSURED (including its	Bond Number:
Subsidiaries):	82047441

MGI FUNDS

FEDERAL INSURANCE COMPANY

Incorporated under the laws of
99 HIGH STREET	Indiana a stock insurance company herein called the COMPANY
BOSTON, MA 02110	Capital Center, 251 North Illinois, Suite 1100 Indianapolis, IN 46204- 1927

ITEM
1.	BOND PERIOD:	from	12:01 a.m. on	June 30, 2009
		to	12:01 a.m. on	June 30, 2010

ITEM
2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

     If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

		LIMIT OF	DEDUCTIBLE
INSURING CLAUSE		LIABILITY	AMOUNT

1 .	Employee	$ 1,500,000	$ 0
2 .	On Premises	$ 1,500,000	$ 50,000
3 .	In Transit	$ 1,500,000	$ 50,000
Forgery or
4 .	Alteration	$ 1,500,000	$ 50,000
5 .	Extended
	Forgery	$ 1,500,000	$ 50,000
6 .	Counterfeit
	Money	$ 1,500,000	$ 50,000
7.	Threats to
	Person	$ 1,500,000	$ 50,000
8 .	Computer
	System	$ 1,500,000	$ 50,000
9 .	Voice Initiated Funds Transfer Instruction	$ 1,500,000	$ 50,000
10 .	Uncollectible Items of Deposit	$ 1,500,000	$ 50,000
11 .	Audit Expense	$ 100,000	$ 25,000

ITEM	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE
3.	FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

17-02-0940 Name of Assured
17-02-2367 Telefacsimile Instruction
Fraud
17-02-2437 Deleting Valuation-Other Property
17-02-1360 Termination-Nonrenewal
17-02-2360 Preamble-Representations Made by Assured
17-02-2365 Stop Payment Order or Refusal to Pay Check
17-02-2336 Amending Definition of Employee-Consultant
17-02-2976 Extended Computer Systems
17-02-6260 Amend Discovery

14-02-9228 Compliance w/Trade Sanctions Laws
17-02-1582 Revised Item 2
Q08-2201 Amend Termination Section
10-02-1281 Terrorism Notice
10-02-12160 Important Notice to Insured (ICAP)
10-02-1295 Important Notice to Policyholders

ICAP Bond (5-98) - Federal

Form 17-02-1421 (Ed. 5-98) Page 1 of 1

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

     The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

	1 .	Loss resulting directly from Larceny or Embezzlement committed by
Employee		any Employee, alone or in collusion with others.

On Premises	2 .	Loss of Property resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit	3 .		Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

		a.	in an armored motor vehicle, including loading and unloading thereof,

b.		in the custody of a natural person acting as a messenger of the ASSURED,
or

c.		in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided,
however, that covered Property transported in such manner is limited to the following:

	(1)	written records,

	(2)	securities issued in registered form, which are not endorsedor are restrictively endorsed, or

	(3)	negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

     Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98) Page 1 of 19

Insuring Clauses (continued)

Forgery Or Alteration	4 .	Loss resulting directly from:

		a.	Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

		b.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other
Property,which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee; excluding, however, under this
INSURING CLAUSE any loss covered under

INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.  For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5 .	Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

		a.	acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original

Securities, documents or other written instruments which prove to:

		(1)	bear a Forgery or a fraudulently material alteration,

		(2)	have been lost or stolen, or

		(3)	be Counterfeit, or

		b.	guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee,
endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical
possession if taken as

collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items.

     Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98) Page 2 of 19

Insuring Clauses

Extended Forgery (continued)	For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money	6 .	Loss resulting directly from the receipt by the ASSURED in good faith of any
Counterfeit money.

Threats To Person	7 .	Loss resulting directly from surrender of Property away from an office of the
ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a
Relative or invitee of such Employee, or a resident of the household of such
Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

	a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

	b.	the ASSURED has made a reasonable effort to notify the Federal Bureau of
Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an

ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System	8 .	Loss resulting directly from fraudulent:
		a.	entries of data into, or
		b.	changes of data elements or programs within,
a Computer System, provided the fraudulent entry or change causes:

(1)	funds or other property to be transferred, paid or delivered, an account of the ASSURED or of its customer to be added, (2) deleted, debited or credited, or an unauthorized account or a fictitious account to be debited (3) or credited.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98) Page 3 of 19

Insuring Clauses (continued)

Voice Initiated Funds	9 .	Loss resulting directly from Voice Initiated Funds Transfer Instruction directed
Transfer Instruction		to the ASSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer's account, provided such Voice Initiated Funds Transfer Instruction was:

		a.	received at the ASSURED'S offices by those Employees of the
ASSURED specifically authorized to receive the Voice Initiated Funds
Transfer Instruction,

		b.	made by a person purporting to be a Customer, and

		c.	made by said person for the purpose of causing the ASSURED or
Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all
Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

	10 .	Loss resulting directly from the ASSURED having credited an account
Uncollectible Items of		of a customer, shareholder or subscriber on the faith of any Items of
Deposit		Deposit which

prove to be uncollectible, provided that the crediting of such account causes:

a. redemptions or withdrawals to be permitted,

b. shares to be issued, or

c. dividends to be paid,

from an account of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the
ASSURED must hold Items of Deposit for the minimum number of days stated
in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such
Items of Deposit
Items of Deposit shall not be deemed uncollectible until the
ASSURED'S standard collection procedures have failed.

Audit Expense	11 .	Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self regulatory organization to be conducted by such authority,
organization or their appointee by reason of the discovery
of loss sustained by the ASSURED and covered by this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 4 of 19

General Agreements

Additional Companies	A.		If more than one corporation, or Investment Company, or any
Included As Assured			combination of them is included as the ASSURED herein:

		(1)	The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

		(2)	Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this
Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

		(3)	The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

		(4)	Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge

or discovery by all the ASSUREDS for the purposes of this Bond.

(5)	If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made
By Assured	B.	The ASSURED represents that all information it has furnished in the
APPLICATION for this Bond or otherwise is complete, true and correct.
Such APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98) Page 5 of 19

General Agreements
(continued)

Additional Offices Or	C. If the ASSURED, other than an Investment Company, while this Bond is in force,
Employees -	merges or consolidates with, or purchases or acquires assets or
Consolidation,	liabilities of another institution, the ASSURED shall not have the coverage afforded
Merger Or Purchase Or	under this Bond for loss which has:
Acquisition Of Assets Or
Liabilities - Notice To	(1)	occurred or will occur on premises, or
Company
	(2)	been caused or will be caused by an employee, or
	(3)	arisen or will arise out of the assets or liabilities,
of such institution, unless the ASSURED:
	a.	gives the COMPANY written notice of the proposed consolidation, merger or
	b.	purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and obtains the written consent of the
COMPANY to extend some or all of the

	c.	coverage provided by this Bond to such additional exposure,
and on obtaining such consent, pays to the COMPANY an
additional premium.

Change Of Control -	D. When the ASSURED learns of a change in control (other than in an Investment
Notice To Company	Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940,
the ASSURED shall within sixty (60) days give written notice to the
COMPANY setting forth:
	(1)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3)	the total number of outstanding voting securities. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And	E. The COMPANY will indemnify the ASSURED for court costs and reasonable
Attorneys’ Fees	attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the
ASSURED would be entitled to recovery under this Bond. However, with respect to
INSURING CLAUSE 1., this Section shall only apply in the event that:

	(1)	an Employee admits to being guilty of Larceny or Embezzlement,
	(2)	an Employee is adjudicated to be guilty of Larceny or
Embezzlement, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 6 of 19

General Agreements

in the absence of 1 or 2 above, an arbitration panel agrees, after a
Court Costs And	(3) review of an agreed statement of facts between the COMPANY and the
Attorneys’ Fees	ASSURED, that an Employee would be found guilty of Larceny or
(continued)	Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding.
The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM

2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98) Page 7 of 19

Conditions And Limitations

Definitions	1 .		As used in this Bond:

a. Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

b.Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

c. Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

d. Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds
Transfer Instruction.

e. Employee means:

		(1)	an officer of the ASSURED,

		(2)	a natural person while in the regular service of the
ASSURED at any of
the ASSURED'S premises and compensated directly by the
ASSURED

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     through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3) a guest student pursuing studies or performing duties in any of the ASSURED'S premises,

(4)	an attorney retained by the ASSURED and an employee of
such
attorney while either is performing legal services for the
ASSURED,

(5)	a natural person provided by an employment contractor to
perform
employee duties for the ASSURED under the ASSURED'S
supervision
at any of the ASSURED'S premises,

(6)	an employee of an institution merged or consolidated with
the
ASSURED prior to the effective date of this Bond,

(7)	a director or trustee of the ASSURED, but only while
performing acts
within the scope of the customary and usual duties of any
officer or
other employee of the ASSURED or while acting as a
member of any
committee duly elected or appointed to examine or audit or
have
custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 8 of 19

Conditions And Limitations

	(8)		each natural person, partnership or corporation authorized by
Definitions			written
agreement with the ASSURED to perform services as electronic
(continued)			data
processor of checks or other accounting records related to such checks but
only while such person, partnership or corporation is actually performing
such services and not:

		a.	creating, preparing, modifying or maintaining the
ASSURED'S
computer software or programs, or

		b.	acting as transfer agent or in any other agency capacity in
issuing
checks, drafts or securities for the ASSURED,

any partner, officer or employee of an investment advisor, an
	(9)		underwriter
(distributor), a transfer agent or shareholder accounting
recordkeeper, or an
administrator, for an Investment Company while performing acts coming
within the scope of the customary and usual duties of an officer or employee
of an Investment Company or acting as a member of any
committee duly
elected or appointed to examine, audit or have custody of or access to
Property of an Investment Company.

The term Employee shall not include any partner, officer or
employee of a
transfer agent, shareholder accounting recordkeeper or
administrator:

     which is not an "affiliated person" (as defined in Section 2(a)  of the

a. Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter (distributor) of such Investment Company, or

  b.    which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98) Page 9 of 19

Conditions And Limitations

	f.	Forgery means the signing of the name of another natural person
Definitions		with the
intent to deceive but does not mean a signature which consists in
(continued)		whole or in
part of one's own name, with or without authority, in any capacity for any
purpose.

	g.	Investment Company means any investment company registered
under the
Investment Company Act of 1940 and listed under the NAME OF
ASSURED
on the DECLARATIONS.

	h.	Items of Deposit means one or more checks or drafts drawn upon
a
financial institution in the United States of America.

	i.	Larceny or Embezzlement means larceny or embezzlement as
defined in
Section 37 of the Investment Company Act of 1940.

	j.	Property means money, revenue and other stamps; securities;
including any
note, stock, treasury stock, bond, debenture, evidence of
indebtedness,
certificate of deposit, certificate of interest or participation in any profit-
sharing agreement, collateral trust certificate, preorganization certificate or
subscription, transferable share, investment contract, voting trust certificate,
certificate of deposit for a security, fractional undivided interest in oil, gas, or
other mineral rights, any interest or instruments commonly known as a

security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

k.	Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.
l.	Securities, documents or other written instruments means
original
(including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98) Page 10 of 19

Conditions And Limitations

	m.	Subsidiary means any organization that, at the inception date of
Definitions		this Bond,
is named in the APPLICATION or is created during the BOND
(continued)		PERIOD and
of which more than fifty percent (50%) of the outstanding securities or voting
rights representing the present right to vote for election of directors is owned
or controlled by the ASSURED either directly or through one or more of its
subsidiaries.

	n.	Transportation Company means any organization which
provides its own
or its leased vehicles for transportation or which provides freight forwarding
or air express services.

	o.	Voice Initiated Election means any election concerning dividend options
available to Investment Company shareholders or subscribers
which is
requested by voice over the telephone.

	p.	Voice Initiated Redemption means any redemption of shares
issued by an
Investment Company which is requested by voice over the
telephone.

	q.	Voice Initiated Funds Transfer Instruction means any Voice
Initiated
Redemption or Voice Initiated Election.

For the purposes of these definitions, the singular includes the plural and the

plural includes the singular, unless otherwise indicated.

General Exclusions -	2 .	This bond does not directly or indirectly cover:
Applicable to All		a.	loss not reported to the COMPANY in writing within sixty (60) days
Insuring			after
Clauses			termination of this Bond as an entirety;

		b.	loss due to riot or civil commotion outside the United States of
America and
Canada, or any loss due to military, naval or usurped power, war
or
insurrection. This Section 2.b., however, shall not apply to loss which occurs
in transit in the circumstances recited in INSURING CLAUSE 3., provided
that when such transit was initiated there was no knowledge on the part of
any person acting for the ASSURED of such riot, civil commotion, military,
naval or usurped power, war or insurrection;

		c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

		d.	loss of potential income including, but not limited to, interest and dividends
not realized by the ASSURED or by any customer of the
ASSURED;

		e.	damages of any type for which the ASSURED is legally liable, except
compensatory damages, but not multiples thereof, arising from a loss
covered under this Bond;

		f.	costs, fees and expenses incurred by the ASSURED in
establishing the
existence of or amount of loss under this Bond, except to the extent covered

under INSURING CLAUSE 11.;

g. loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98) Page 11 of 19

Conditions And
Limitations

	h.	loss resulting from dishonest acts by any member of the Board of
General Exclusions -		Directors
Applicable to All		or Board of Trustees of the ASSURED who is not an Employee,
Insuring		acting
Clauses		alone or in collusion with others;
	i.	loss, or that part of any loss, resulting solely from any violation by
(continued)		the ASSURED or by any Employee:

		(1)	of any law regulating:
			a.	the issuance, purchase or sale of securities,
securities transactions on security or commodity
			b.	exchanges or
the over the counter market,
			c.	investment companies,
			d.	investment advisors, or
		(2)	of any rule or regulation made pursuant to any such law; or
	j.		loss of confidential information, material or data;
	k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to
INSURING
CLAUSE 7. or 9.

Specific Exclusions -	3 .	This Bond does not directly or indirectly cover:
Applicable To All		loss caused by an Employee, provided, however, this Section 3.a.
Insuring		a.	shall not
Clauses Except		apply to loss covered under INSURING CLAUSE 2. or 3. which
Insuring			results
directly from misplacement, mysterious unexplainable
Clause 1.			disappearance, or damage or destruction of Property;

loss through the surrender of property away from premises of the
		b.	ASSURED
as a result of a threat:
to do bodily harm to any natural person, except loss of
		(1)	Property in

transit in the custody of any person acting as messenger of
the
ASSURED, provided that when such transit was initiated
there was no
knowledge by the ASSURED of any such threat, and
provided further
that this Section 3.b. shall not apply to INSURING CLAUSE
7., or
to do damage to the premises or Property of the
	(2)	ASSURED;
c.		loss resulting from payments made or withdrawals from any
account
involving erroneous credits to such account;
d.	loss involving Items of Deposit which are not finally paid for any reason
provided however, that this Section 3.d. shall not apply to
INSURING
CLAUSE 10.;
e.		loss of property while in the mail;

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98) Page 12 of 19

Conditions And Limitations

	f.	loss resulting from the failure for any reason of a financial or
Specific Exclusions -		depository
Applicable To All		institution, its receiver or other liquidator to pay or deliver funds or
Insuring		other
Clauses Except		Property to the ASSURED provided further that this Section 3.f.
Insuring		shall not
Clause 1.		apply to loss of Property resulting directly from robbery, burglary,
(continued)		misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the
ASSURED.

	g.	loss of Property while in the custody of a Transportation
Company,
provided however, that this Section 3.g. shall not apply to
INSURING
CLAUSE 3.;

	h.	loss resulting from entries or changes made by a natural person with
authorized access to a Computer System who acts in good faith on
instructions, unless such instructions are given to that person by a software
contractor or its partner, officer, or employee authorized by the
ASSURED to
design, develop, prepare, supply, service, write or implement programs for
the ASSURED's Computer System; or

	i.	loss resulting directly or indirectly from the input of data into a
Computer
System terminal, either on the premises of the customer of the
ASSURED
or under the control of such a customer, by a customer or other person who

had authorized access to the customer's authentication mechanism.

Specific Exclusions -	4 .	This bond does not directly or indirectly cover:
Applicable To All		a.	loss resulting from the complete or partial non-payment of or
Insuring			default on any
Clauses Except			loan whether such loan was procured in good faith or through
Insuring			trick, artifice,
fraud or false pretenses; provided, however, this Section 4.a. shall
Clauses 1., 4., And 5.			not apply
to INSURING CLAUSE 8.;

		b.	loss resulting from forgery or any alteration;

		c.	loss involving a counterfeit provided, however, this Section 4.c.
shall not
apply to INSURING CLAUSE 5. or 6.

	5 .	At all times prior to termination of this Bond, this Bond shall continue in
Limit Of Liability/Non-		force for
the limit stated in the applicable sections of ITEM 2. of the
Reduction And Non-		DECLARATIONS,
Accumulation Of		notwithstanding any previous loss for which the COMPANY may have
Liability		paid or be
liable to pay under this Bond provided, however, that the liability of the
COMPANY
under this Bond with respect to all loss resulting from:

	a	any one act of burglary, robbery or hold-up, or attempt thereat, in which no
Employee is concerned or implicated, or

	b.	any one unintentional or negligent act on the part of any one person
resulting in damage to or destruction or misplacement of
Property, or

   c.  all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98) Page 13 of 19

Conditions And Limitations

any one casualty or event other than those specified in a., b., or c.
Limit Of Liability/Non-		d. above,
shall be deemed to be one loss and shall be limited to the applicable
Reduction And Non-		LIMIT OF
Accumulation Of		LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond
Liability		irrespective of
the total amount of such loss or losses and shall not be cumulative in
(continued)		amounts
from year to year or from period to period.

All acts, as specified in c. above, of any one person which

	i.	directly or indirectly aid in any way wrongful acts of any other person or
persons, or

	ii.	permit the continuation of wrongful acts of any other person or persons

whether such acts are committed with or without the knowledge of the wrongful
acts of the person so aided, and whether such acts are committed with or without
the intent to aid such other person, shall be deemed to be one loss with the
wrongful acts of all persons so aided.

	6 .	This Bond applies only to loss first discovered by an officer of the
Discovery		ASSURED
during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
ASSURED being aware of:

facts which may subsequently result in a loss of a type covered by
a.	this Bond,
or

an actual or potential claim in which it is alleged that the
b.	ASSURED is liable
to a third party,

regardless of when the act or acts causing or contributing to such loss occurred,
even though the amount of loss does not exceed the applicable
DEDUCTIBLE
AMOUNT, or the exact amount or details of loss may not then be known.

		a.	The ASSURED shall give the COMPANY notice thereof at the
Notice To Company -	7 .		earliest
Proof - Legal			practicable moment, not to exceed sixty (60) days after discovery
Proceedings			of loss, in
an amount that is in excess of 50% of the applicable
Against Company			DEDUCTIBLE
AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

		b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to,
with full particulars within six (6) months after such discovery.

		c.	Securities listed in a proof of loss shall be identified by certificate or bond
numbers, if issued with them.

		d.	Legal proceedings for the recovery of any loss under this Bond shall not be
brought prior to the expiration of sixty (60) days after the proof of loss is filed
with the COMPANY or after the expiration of twenty-four (24)
months from
the discovery of such loss.

     e.This Bond affords coverage only in favor of the ASSURED. No. claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98) Page 14 of 19

Conditions And Limitations

	f.	Proof of loss involving Voice Initiated Funds Transfer
Notice To Company -		Instruction shall
Proof - Legal
Proceedings		include electronic recordings of such instructions.
Against Company
(continued)

The COMPANY shall not be liable under any INSURING CLAUSES of
Deductible Amount	8 .	this Bond
on account of loss unless the amount of such loss, after deducting the net amount
of all reimbursement and/or recovery obtained or made by the
ASSURED, other
than from any Bond or policy of insurance issued by an insurance company and
covering such loss, or by the COMPANY on account thereof prior to payment by
the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event
for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the
DECLARATIONS.

There shall be no deductible applicable to any loss under INSURING
CLAUSE 1.
sustained by any Investment Company.

Valuation	9 .	BOOKS OF ACCOUNT OR OTHER RECORDS
The value of any loss of Property consisting of books of account or other records

used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

     The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

OTHER PROPERTY

The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98) Page 15 of 19

Conditions And Limitations (continued)

In the event of a loss of securities covered under this Bond, the
Securities Settlement	10 .		COMPANY may,
at its sole discretion, purchase replacement securities, tender the value of the
securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this
Section
against all loss, cost or expense arising from the replacement of securities by the
COMPANY'S indemnity shall be:

		a.	for securities having a value less than or equal to the applicable
DEDUCTIBLE AMOUNT - one hundred (100%) percent;

		b.	for securities having a value in excess of the DEDUCTIBLE
AMOUNT but
within the applicable LIMIT OF LIABILITY - the percentage that the
DEDUCTIBLE AMOUNT bears to the value of the securities;

		c.	for securities having a value greater than the applicable LIMIT OF
LIABILITY
- the percentage that the DEDUCTIBLE AMOUNT and portion in
excess of
the applicable LIMIT OF LIABILITY bears to the value of the
securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with
Section 9, VALUATION, regardless of the value of such securities at the time the
loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment -	In the event of a payment under this Bond, the COMPANY shall be
11.	subrogated to
all of the ASSURED'S rights of recovery against any person or entity
Recovery	to the extent
of such payment. On request, the ASSURED shall deliver to the
COMPANY an
assignment of the ASSURED'S rights, title and interest and causes of action
against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be
applied net of the expense of such recovery in the following order:

	a.	first, to the satisfaction of the ASSURED'S loss which would otherwise have
been paid but for the fact that it is in excess of the applicable
LIMIT OF
LIABILITY,

	b.	second, to the COMPANY in satisfaction of amounts paid in
settlement of
the ASSURED'S claim,

  c.   third, to the ASSURED in satisfaction of the applicable  DEDUCTIBLE AMOUNT, and

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98) Page 16 of 19

Conditions And Limitations

Subrogation -
Assignment -	d.	fourth, to the ASSURED in satisfaction of any loss suffered by the
Recovery		ASSURED which was not covered under this Bond.
(continued)	Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a
recovery under this section.

Cooperation Of	12 .	At the COMPANY'S request and at reasonable times and places
Assured		designated by
the COMPANY, the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the
same under oath,

		b.	produce for the COMPANY'S examination all pertinent records,
and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this
Bond. The
ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13 .	If the Bond is for a sole ASSURED, it shall not be terminated unless written notice
shall have been given by the acting party to the affected party and to the
Securities and Exchange Commission, Washington, D.C., not less than sixty (60)

days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an

Investment Company:

   a.  immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

c.immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98) Page 17 of 19

Conditions And Limitations

Termination	If any partner, director, trustee, or officer or supervisory employee of
(continued)	an ASSURED not acting in collusion with an Employee learns of any dishonest act
committed by such Employee at any time, whether in the employment of the
ASSURED or otherwise, whether or not such act is of the type covered under this
Bond, and whether against the ASSURED or any other person or entity, the
ASSURED:

a.	shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this
Bond; and

b.	within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any Employee
sixty (60) days after written notice is received by each ASSURED Investment
Company and the Securities and Exchange Commission, Washington, D.C. of its
desire to terminate this Bond as to such Employee.

Other Insurance	14 .	Coverage under this Bond shall apply only as excess over any valid and collectible
insurance, indemnity or suretyship obtained by or on behalf of:

a. the ASSURED,

b. a Transportation Company, or

c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity	15 .	If any limitation within this Bond is prohibited by any law controlling this
Bond's
construction, such limitation shall be deemed to be amended so as to equal the
minimum period of limitation provided by such law.

Change or	16 .	This Bond or any instrument amending or affecting this Bond may not
Modification		be changed
or modified orally. No change in or modification of this Bond shall be effective
except when made by written endorsement to this Bond signed by an authorized
representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98) Page 18 of 19

Conditions And Limitations

Change or Modification	If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty
(continued)	(60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 19 of 19

FEDERAL INSURANCE COMPANY
Endorsement No:	1 DFI
Bond Number:	82047441
NAME OF ASSURED: MGI FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

MGI Funds
MGI US Large Cap Value Equity Fund
MGI US Small/Mid Cap Growth Equity Fund
MGI US Small/Mid Cap Value Equity Fund
MGI Non-US Core Equity Fund
MGI Core Opportunistic Fixed Income Fund
MGI US Short Maturity Fixed Income Fund
MGI US Large Cap Growth Equity Fund

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 15, 2009

ICAP Bond
Form 17-02-0949 (Rev. 1-97) Page 1

FEDERAL INSURANCE COMPANY

Endorsement No.: 2 DFI

Bond Number: 82047441

NAME OF ASSURED: MGI FUNDS

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1 . By adding the following INSURING CLAUSE: 12 . Telefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other Property or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a Customer, financial institution or another office of the ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such Telefacsimile instructions:

a. bear a valid test key exchanged between the ASSURED and a Customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

	b.	fraudulently purport to have been sent by such Customer or financial institution when such Telefacsimile instructions were transmitted without the knowledge or consent of such Customer or financial institution by a person other than such
Customer or financial institution and which bear a Forgery of a signature, provided that the Telefacsimile instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the
ASSURED to be the Customer, or an employee of another financial institution.

2 .		By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:

	d.	Customer means an individual, corporate, partnership, trust customer, shareholder
or
subscriber of an Investment Company which has a written agreement with the
ASSURED
for Voice Initiated Funds Transfer Instruction or Telefacsimile Instruction.

ICAP Bond Form 17-02-2367 (Rev. 10-03) Page 1

3 . By adding to Section 1., Definitions, the following:

r.	Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. Telefacsimile does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4 . By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

j.	loss resulting directly or indirectly from Telefacsimile instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 15, 2009

ICAP Bond
Form 17-02-2367 (Rev. 10-03) Page 2

ENDORSEMENT/ RIDER
Effective date of this endorsement/rider: June 30, 2009	FEDERAL INSURANCE COMPANY
Endorsement/
Rider No.	3 DFI

To be attached to and form a part of

Bond No.

82047441

Issued to: MGI FUNDS

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR

MODIFICATION

ENDORSEMENT

     In consideration of the premium charged, it is agreed that this Bond is amended as follows:

     1 . The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

     2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and  replaced with the following:

 If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

     The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev.

FEDERAL INSURANCE COMPANY

Endorsement No: 4 DFI

Bond Number: 82047441

NAME OF ASSURED: MGI FUNDS

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1 . By adding to Section 13., Termination, the following: "Termination By The Company Bonds In Effect For More Than Sixty (60) Days

     If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

1. Nonpayment of premium;

2. Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

3. Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

4. Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

5. Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

6. Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;

7. Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;

8. Such other reasons that are approved by the Commissioner;

9. Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;

10.	Substantial breaches of contractual duties, conditions or warranties; or
11.	Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

ICAP Bond
Form 17-02-1360 (Rev. 10-99) Page 1

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a.	Bond Number:
b.	Date of Notice;

c.	Reason for Cancellation;
d.	Expiration Date of the Bond;
e.	Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

ICAP Bond
Form 17-02-1360 (Rev. 10-99) Page 2

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first.

     It is further understood and agreed that for the purposes of Section 13., Termination, any 2 . occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 15, 2009

ICAP Bond
Form 17-02-1360 (Rev. 10-99) Page 3

FEDERAL INSURANCE COMPANY

Endorsement No.: 5 DFI

Bond Number: 82047441

NAME OF ASSURED: MGI FUNDS

PREAMBLE "REPRESENTATIONS MADE BY ASSURED ENDORSEMENT

It is agreed that this Bond is amended as follows:

1 . By deleting in its entirety the Preamble on Page 1 of the Bond and substituting the following:

     The COMPANY, in consideration of payment of the required premium and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

2 .	By deleting in its entirety General Agreement B., Representations Made By Assured, and
substituting the following:

B. Representations Made By Assured
No statement made by or on behalf of the ASSURED, whether contained in the
APPLICATION or otherwise, shall be deemed to be a warranty of anything except that the statement is true to the best of the knowledge and behalf of the person making the statement.
Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.
This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 15, 2009

ICAP Bond

Form 17-02-2360 (Ed. 10-00)

FEDERAL INSURANCE COMPANY
Endorsement No.: 6 DFI
Bond Number: 82047441

NAME OF ASSURED: MGI FUNDS

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1 .		By adding the following INSURING CLAUSE:

13 . Stop Payment Order or Refusal to Pay Check
Loss resulting directly from the ASSURED being legally liable to pay for:
	a.	complying or failing to comply with notice from any customer of the
ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or
drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or
refusing to pay any check or draft made or drawn upon or against the
	b.	ASSURED by any customer of the ASSURED or by any authorized representative of such customer.
2 .	By adding the following Specific Exclusion:
Section 4.A. Specific Exclusions Applicable to
INSURING CLAUSE 13
This Bond does not directly or indirectly cover:

	a.	liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,
	b.	loss arising out of:
	(1)	libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

    sickness, disease, physical bodily harm, mental or emotional distress or

(2) anguish, or death of any person, or

(3) discrimination.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 15, 2009

ICAP Bond

Form 17-02-2365 (Ed. 10-00)

FEDERAL INSURANCE COMPANY

Endorsement No.: 7 DFI

Bond Number: 82047441

NAME OF ASSURED: MGI FUNDS

AMENDING DEFINITION OF EMPLOYEE-CONSULTANT ENDORSEMENT

     It is agreed that this Bond is amended by adding to the definition of Employee in Section 1., Definitions, the following:

(10) a consultant retained by the ASSURED and an employee of such consultant while either is performing consulting services for the ASSURED pursuant to a written contract.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 15, 2009

ICAP Bond

Form 17-02-2336 (Ed. 10-00)

FEDERAL INSURANCE COMPANY

Endorsement No.: 8 DFI
Bond Number:82047441

NAME OF ASSURED: MGI FUNDS

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1 . By adding the following INSURING CLAUSE:

14. Extended Computer Systems

A.	Electronic Data, Electronic Media, Electronic Instruction Loss resulting directly from:
(1)	the fraudulent modification of Electronic Data, Electronic Media or
Electronic Instruction being stored within or being run within any system covered under this INSURING CLAUSE,

(2)	robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic Instructions,

(3)	the acts of a hacker causing damage or destruction of Electronic Data,
Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable, while stored within a Computer System covered under this INSURING CLAUSE, or

    (4) the damage or destruction of Electronic Data, Electronic Media or  Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable while stored within a Computer System covered under INSURING CLAUSE 14, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or Electronic Instruction in the Computer System in which the computer program or instruction so written or so altered is used.

ICAP2 Bond Form 17-02-2976 (Ed. 1-02) Page 1

B.	Electronic Communication
Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

(1) an Electronic Communication System,
(2) an automated clearing house or custodian, or
(3) a Telex, TWX, or similar means of communication,
directly into the ASSURED'S Computer System or Communication Terminal, and
fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the ASSURED or during electronic transmission to the ASSURED'S Computer System or

Communication Terminal.
C.	Electronic Transmission
Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

(1) an Electronic Communication System,
(2) an automated clearing house or custodian, or
(3) a Telex, TWX, or similar means of communication,
directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of Electronic

Media from the ASSURED or during electronic transmission from the ASSURED'S Computer System or Communication Terminal, and for which loss the ASSURED is held to be legally liable.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02) Page 2

2 . By adding to Section 1., Definitions, the following:

s.

Communication Terminal means a teletype, teleprinter or video display terminal, or siimilar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

t.	Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.
u.	Electronic Data means facts or information converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.
v.	Electronic Instruction means computer programs converted to a form usable in a
Computer
System to act upon Electronic Data.
w.	Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3 .	By adding the following Section after Section 4., Specific Exclusions-Applicable to All
INSURING CLAUSES except 1., 4., and 5.:

Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 14

This Bond does not directly or indirectly cover:

a. loss resulting directly or indirectly from Forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data;

b. loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

c. loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

d.	loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a person who had authorized access from a customer to that customer's authentication mechanism; or

e.	liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or
f.	loss resulting directly or indirectly from:

(1) written instruction unless covered under this INSURING CLAUSE; or

(2) instruction by voice over the telephone, unless covered under this INSURING CLAUSE.

ICAP2 Bond Form 17-02-2976 (Ed. 1-02) Page 3

4 . By adding to Section 9., Valuation, the following:

Electronic Data, Electronic Media, Or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced form other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

However, if such Electronic Data can not be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the SECURITIES and OTHER PROPERTY paragraphs of this Section.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 15, 2009

ICAP2 Bond Form 17-02-2976 (Ed. 1-02) Page 4

FEDERAL INSURANCE COMPANY
Endorsement No.:	9
Bond Number:	82047441 DFI
NAME OF ASSURED: MGI FUNDS

AMEND DISCOVERY ENDORSEMENT

It is agreed that this Bond is amended by deleting Section 6., Discovery, in its entirety and substituting the following:

6 . Discovery

This Bond applies only to loss first discovered by the Department of Risk Management, General Counsel Department, or Corporate Risk Manager of MMC of the ASSURED during the BOND

PERIOD. Discovery occurs at the earlier of the Department of Risk Management, General Counsel Department, or Corporate Risk Manager of MMC of the ASSURED being aware of:

a.	facts which may subsequently result in a loss of a type covered by this Bond, or
b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 15, 2009

ICAP Bond

Form 17-02-6260 (Ed. 6-04)

Effective date of
this endorsement: June 30, 2009	FEDERAL INSURANCE COMPANY
	Endorsement No.: 10 DFI
	To be attached to and form a part of Bond
	Number:	82047441

Issued to: MGI FUNDS
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 15, 2009

Form 14-02-9228 (Ed. 4/2004)

FEDERAL INSURANCE COMPANY

Endorsement No. 11 DFI

	Bond Number:	82047441

NAME OF ASSURED: MGI FUNDS

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE
AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING
CLAUSE
and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted.
There
shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any
Investment Company.

	SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE	LIMIT OF LIABILITY	AMOUNT
1. Employee	$ 1,500,000	$ 0
2. On Premises	$ 1,500,000	$ 50,000
3. In Transit	$ 1,500,000	$ 50,000
4. Forgery or Alteration	$ 1,500,000	$ 50,000
5. Extended Forgery	$ 1,500,000	$ 50,000
6. Counterfeit Money	$ 1,500,000	$ 50,000
7. Threats to Person	$ 1,500,000	$ 50,000
8. Computer System	$ 1,500,000	$ 50,000
9. Voice Initiated Funds Transfer Instruction	$ 1,500,000	$ 50,000
10. Uncollectible Items of Deposit	$ 1,500,000	$ 50,000
11. Audit Expense	$ 100,000	$ 25,000

12. Telefacsimile Instruction	$ 1,500,000	$ 50,000
13. Stop Payment Order or Refusal to Pay Check	$ 100,000	$ 25,000
14. Extended Computer Systems	$ 1,500,000	$ 50,000

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN

UNCHANGED.

Date: September 15, 2009

ICAP Bond
Form 17-02-1582 (Ed. 5-98) Page 1

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: June 30, 2009	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	12
	To be attached to and
	form a part of Bond No.	82047441
Issued to: MGI FUNDS

AMEND TERMINATION SECTION ENDORSEMENT

In consideration of the premium charged, it is agreed that Section 13, Termination, is amended to add the following to the end thereof: This bond shall provide coverage for losses involving any Employee for whom the COMPANY or any other insurance company (prior to the inception date of this bond) had issued coverage under a Financial Institution Fidelity Bond or similar bond with specific knowledge of such Employee's prior act(s) of dishonesty and agreed to provide coverage notwithstanding such Employee's prior act(s) of dishonesty.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-2201 (11/2008)

     POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Actâ€), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy'™s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Exhibit B

SECRETARY'S CERTIFICATE

     I, Scott Zoltowski, being duly appointed Secretary of MGI Funds ("Trust"), hereby certify that the resolutions set forth below were approved in accordance with the Trust’s Agreement and Declaration of Trust, by the Trust’s board of trustees and that such resolutions constitute a valid action of the board of trustees of theTrust.

RESOLVED, that the Fidelity Bond, which provides for coverage for the Trust, in the amount of $1.5 million, is reasonable in form and amount, and such Fidelity Bond, including the portion of the premium to be paid by each Fund, is hereby approved by the Board, including the Independent Trustees, taking into consideration all relevant factors, including, but not limited to, the value of the Trust’s assets to which any person covered by such Fidelity Bond may have access; the type and terms of the arrangements made for the custody and safekeeping of such assets; and the nature of the securities in the Funds’ portfolios; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to execute and deliver such documents and to make such regulatory filings as may be necessary to effect the Fidelity Bond coverage contemplated hereby in accordance with the 1940 Act, the rules thereunder, and the Trust’s By-Laws, as applicable; and

FURTHER RESOLVED, that the Secretary or Assistant Secretary of the Trust be, and such officer hereby is, designated as the officer to make filings with the SEC and to give notices, as may be required, from time to time, pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act.

Dated: September 21, 2009

/s/ Scott Zoltowski Scott Zoltowski Secretary